DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, Maryland 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

Jason C. Harmon
jason.harmon@dlapiper.com
T 410.580.4170 F 410.580.3170
September 23, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Adam Halper

Re:	Visual Networks, Inc.
Preliminary Schedule 14A
Filed on September 8, 2005
File No. 0-23699
Ladies and Gentlemen:
     This letter is submitted on behalf of Visual Networks, Inc. (“Visual Networks”) in response to comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter from Mark P. Shuman dated September 16, 2005 to Lawrence Barker, Visual Networks’ President and Chief Executive Officer. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. For your convenience, your comments have been reproduced in bold below, together with the responses of Visual Networks.
General
1.	We note that you have outstanding comments on your Form 10-K for the year ended December 31, 2004 and Forms 10-Q for the quarters ended March 31 and June 30, 2005. Please be advised that to the extent that information required by Schedule 14A is provided in part by means of the Form 10-K per our comment below, you should resolve all comments relating to your periodic reports prior to mailing the proxy materials.
Response: Visual Networks acknowledges that to the extent that information required by

Securities and Exchange Commission
September 23, 2005

Schedule 14A is provided in part by means of the Form 10-K per your comment below, it should resolve all comments relating to its periodic reports prior to mailing the proxy materials.
Schedule 14A
Proposal to Be Voted On at the Special Meeting
Approval of the Issuance of the Shares upon Conversion of the Notes
2.	Please revise this section of your proxy statement to provide all material terms of the 5% Senior Secured Convertible Notes and related agreements such as the Purchase Agreement. See, as an example, your disclosure of the terms contained in the “Selling Stockholders” section of your Form S-3, filed on September 8, 2005. Please ensure the expanded disclosure discusses all material terms including a description of the collateral, the circumstances under which the conversion price is adjusted, the company’s ability to require conversion of the Notes and brief description of the anti-dilution provisions. See Item 11(b) of Schedule 14A and Item 202 of Regulation S-K.
Response: Visual Networks is filing today a revised Preliminary Schedule 14A. Visual Networks has revised the section entitled “Approval of the Issuance of the Shares upon Conversion of the Notes” to include the disclosure requested in your letter.
3.	We note disclosure that the description of the notes is general in nature and that the summary “does not include all information that may be of interest to stockholders.” Please revise to eliminate text that states or implies that the description of securities in the proxy statement is not materially complete. Please be advised that all material information about the Notes and related agreements necessary to an informed voting decision on the matters proposed in this proxy statement must be included. Additionally, refer to Note D to Schedule 14A and revise your reference to other documents containing information related to this transaction.
Response: Visual Networks has revised the Preliminary Schedule 14A to address your comment.
4.	We note that you are requesting shareholder approval of the issuance of a material amount of senior securities. Please advise why you have not provided the information responsive to Item 13(a) of Schedule 14A. See Item 11(e) and instruction 1 to Item 13 of Schedule 14A.
Response: Visual Networks issued the notes on August 8, 2005 in a private placement transaction that did not require stockholder approval. The notes are convertible into

Securities and Exchange Commission
September 23, 2005

shares of Visual Networks’ common stock, which are traded on the Nasdaq SmallCap Market. Nasdaq Marketplace Rules 4350(i)(1)(B) and 4350(i)(1)(D) require stockholder approval of the issuance of the shares of common stock issuable upon conversion of the senior securities. In accordance with those Nasdaq Marketplace Rules, Visual Networks is seeking stockholder approval solely to issue the shares of common stock issuable upon conversion of the notes, not the issuance of the notes themselves. Visual Networks believes that information responsive to Item 13(a) of Schedule 14A is not material for a stockholder’s exercise of prudent judgment in determining whether to approve the issuance of the common stock issuable upon conversion of the notes and therefore need not be disclosed.
     Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.

Sincerely,
/s/ Jason C. Harmon
Jason C. Harmon